Lightlake Therapeutics, Inc.

October 20, 2009



Chris White
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C., USA



Re: Letter Dated October 14, 2009
       Madrona Ventures, Inc.
       Item 4.01 Form 8-K/A
       Filed October 9, 2009
       File No. 333-139915


Mr. White,

       In response to your letter of October 14, 2009 Madrona Ventures Inc. now known as Lightlake Therapeutics Inc. has drafted and amended our previous Form 8-K/A Item 4.01. The revised Form 8-K covers all of the comments to your letter. This draft has been sent to our previous auditor for their review and an updated letter from them agreeing with the statements in the revised 8-K and at this time we are waiting for their response. So at this time we request an additional five business days to fully respond to your letter.


       Sincerely,

/s/ Seijin Ki
-------------

       Seijin Ki
       President


                             225-230 Queens Quay W
                              Toronto, ON, M5J 2Y7
                       ski@pelikingroup.com 416-833-8542